2001 Annual Report

KOS







Pioneering

Medicines for a Better Life

Kos Pharmaceuticals, Inc.

Pioneeri

Medicines for a Better Life

Corporate Profile

Kos Pharmaceuticals, Inc. is a fully-integrated specialty pharmaceutical company engaged in developing, manufacturing and commercializing proprietary prescription products for the treatment of chronic diseases. The Company's principal product development strategy is to reformulate existing pharmaceutical products with large market potential to improve safety, efficacy, and/or patient compliance. The Company currently markets *Niaspan*® and *Advicor*™ for the treatment of cholesterol disorders. Kos began marketing *Advicor*, a single-tablet formulation integrating the benefits of *Niaspan* and lovastatin, on January 28, 2002. Kos is developing four additional products and has proprietary drug delivery technologies for solid-dose and aerosolized metered-dose inhalation administration. The Company's long-term vision is to be a major player in the global specialty pharmaceutical and drug delivery segments of the industry.

Mission Statement

Kos is committed to being a leading provider of specialty pharmaceuticals.

Our Company will improve human health and quality of life through our innovation in drug-delivery systems, product development and commercialization.

The Kos culture, rich in spirit, fosters "peak performance" for the benefit of patients, health-care practitioners, customers, shareholders and employees.

Louis Pasteur, Scientist





Thomas A. Edison, Inventor



Medical students at work

Pioneering A New Age in Medicine

Over the years, discoveries and breakthroughs have dramatically changed the face of medicine. Frederick Banting and Charles Best discovered insulin in 1921. Jonas Salk introduced a vaccine for polio in 1954. In the field of cardiovascular research, Joseph Goldstein and Michael Brown were awarded the Nobel Prize in Medicine in 1985 for their pioneering discovery of the low-density lipoprotein (LDL) receptor.

Kos Pharmaceuticals, Inc. also possesses this pioneering spirit. Though still a young company, we are playing an increasingly important role in advancing the science of cholesterol management, from introducing the first FDA approved once-daily form of niacin in *Niaspan*, to bringing to market *Advicor*, the first and only dual component therapy approved by the FDA for treating multiple lipid disorders. Our scientists are breaking ground in other critical areas as well, such as advanced respiratory research and gastric retention drug-delivery systems.

We are proud of this record of discovery and innovation. Indeed, it is the platform on which we are determined to build a leading specialty pharmaceutical company focused on the treatment and prevention of chronic disease—a company *pioneering medicines for a better life.*



Daniel M. Bell
Chairman of the Board

Adrian Adams
President & Chief Executive Officer

To Our Shareho

Four years after the launch of *Niaspan*, our initial product for treating cholesterol disorders, the prevailing winds have shifted strongly in Kos' direction, underscoring the progress we have made. In 2001, sales of *Niaspan* continued to grow at a rate more than twice that of the U.S. cholesterol market as we successfully expanded our *Niaspan* prescribing base to a wider physician population than ever before. Equally important, we set the stage for the early 2002 launch of *Advicor*, our dual component product for treating mixed dyslipidemia, or multiple lipid disorders. With *Niaspan* and *Advicor*, Kos has pioneered innovative cholesterol therapies that fortify the armamentarium of health-care practitioners.

Niaspan, the only FDA-approved once-daily formulation of niacin for treating abnormal cholesterol levels, paved the way for the launch of *Advicor*. Recognized by cardiologists and lipidologists for its potent effects in raising HDL (the "good" cholesterol), *Niaspan* sales in 2001 exceeded $84 million and increased 53% from the previous year. Such record *Niaspan* sales are remarkable considering that we had about 200 fully-trained salespeople detailing *Niaspan* and a limited medical education and promotional budget relative to other cholesterol products in the market. The success of *Niaspan* is also reflected in the fact that since its launch in late 1997, prescriptions have increased every quarter at least twice the rate of the overall cholesterol market. Since launch, more than six million prescriptions have been written for *Niaspan*, over two million in 2001 alone, indicating its ever-increasing acceptance by physicians. Our strong performance with *Niaspan* highlights two very important points for Kos. First, physicians have embraced an innovative therapy to help patients in the battle against heart disease. Second and equally important, we can effectively promote and distribute such beneficial and innovative therapies in this fast-growing and highly-competitive market.

Total Company revenue in 2001 was $91.4 million, a 52 percent increase from the $60.2 million for the prior year. Additionally, robust sales growth combined with the $45 million settlement payment from Bristol-Myers Squibb (BMS) contributed to the achievement of overall profitability

Annual Revenue Growth



Net Revenue ($ Millions)
100
80
60
40
20
0
$13
$36
$60
$91
1998
1999
2000
2001

lders:

for the first time in our history with net income for the full year of $2.4 million or $0.10 per fully-diluted share. Excluding the BMS payment, our net loss for 2001 would have been $36.6 million, or $1.81 per share, compared with $35.3 million, or $1.84 per share, in 2000.

Despite making a sizable investment in sales force expansion and medical education programs in preparation for the introduction of *Advicor*, we continued to be successful in controlling budgeted operating expenses, with results better than company expectations for the fifth consecutive year. As we enter 2002, Kos' financial position remains strong, with over $70 million in cash and available credit, providing a solid base on which to aggressively market *Advicor* and *Niaspan* and to continue developing our pipeline.

Advicor—the first dual component product approved for multidimensional lipid modification consisting of a single tablet formulation containing *Niaspan* and lovastatin—should provide a springboard for the continued growth of Kos in the years ahead. *Advicor* received an approvable letter from the FDA last July after just 42 months in development, and formal marketing clearance in December following the expiration of exclusivity for the lovastatin component.

In 2001, extensive work went into preparing for the launch of this innovative new product, including production, brand positioning, sales force alignment and medical education. For example, we consolidated all manufacturing activities for both *Niaspan* and *Advicor* at our state-of-the-art Edison, New Jersey site, and increased our specialized sales force in excess of 100 percent to more than 400 representatives—a level five times greater than at the *Niaspan* launch and a level that is enabling us to significantly broaden our reach to more high-prescribing physicians with multiple sales calls each month.

Our decision to initially go-it-alone was in concert with the decision to terminate a co-promotion arrangement for *Advicor* and receipt of the $45 million payment from Bristol-Myers Squibb. In October 2001, BMS acquired Dupont Pharmaceuticals Company and all of its assets, which included a co-promotion agreement with Kos for

Salesforce Firepower



500
400
300
200
100
0
No. of Reps
94
209
400+
Niaspan Launch (Sep.'97)
Average (2001)
Advicor Launch (Jan.'02)


Charles Darwin,
Naturalist


Marie Curie,
Chemist


Wright Brothers flight

Advicor, signed in May of 2001. By ending that agreement, we regained exclusive rights to *Advicor*, including 100 percent of the profits and the ability to entertain future partnership discussions from a strong, offensive position. Just as importantly, the BMS payment strengthened our ability to launch *Advicor* on our own with an expanded sales presence, as well as with fortified medical education and promotional budgets.

In 2001, several medical reports were unveiled highlighting the benefits of combination therapy for treatment of multiple cholesterol disorders. The HATS study, which appeared in the November issue of the *New England Journal of Medicine* last year, showed that the combination of simvastatin plus niacin provided marked clinical and angiographically-measurable benefits in patients with coronary disease. At the American College of Cardiology meeting in March of 2002, the ADVOCATE study (*Advicor* Versus Other Cholesterol-Modifying Agents Trial Evaluation) showed that, at starting doses, *Advicor* not only reduced LDL on par with competitive drugs, but also had a superior impact on other lipid parameters. Additionally, Kos is sponsoring several Phase IV studies that will yield persuasive evidence of the efficacy and safety of *Advicor* in treating mixed dyslipidemia.

No findings are providing a stronger platform for the growth of *Niaspan* and *Advicor*, however, than the new guidelines of the National Cholesterol Education Program (NCEP), issued last spring amid great medical anticipation and public fanfare. By recommending a more aggressive approach to treating cholesterol disorders, the guidelines effectively *triple* the number of people who *should* be receiving drug therapy to a staggering 36 million. Just as importantly, they focus attention on identifying and aggressively treating lipid disorders beyond just LDL cholesterol—precisely the message Kos has been delivering to the medical community for the past four years.

Cholesterol therapy is, however, not the only therapeutic field in which we are *pioneering new medicines for a better life.* With inhalation delivery systems, we continue to make solid progress with our aerosol metered-dose inhaler platform. This advanced technology, although early stage, holds enormous promise for improving the treatment of not just respiratory diseases like asthma, but an even wider range of disorders through the delivery of a range of proteins and peptides to the lung via aerosol-based formulations.

Without losing touch with our original strategy, which is to reformulate existing drugs to enhance their performance, we are pushing the medical boundaries to meet patient needs in a number of critical therapeutic fields. We are applying that spirit of discovery and innovation to the further development of our own business. Through a process we call *visioneering*, we are turning Kos into a "Best Practices" organization with a well-defined mission, vision and set of values that differentiate us from other companies in our industry. From these vital components, an ambitious strategy for the future is emerging that commits us to being a leading specialty pharmaceutical company focused on developing products that improve human health and quality of life.

Finally, we took another major step last year to prepare our company for the new medical era by strengthening our senior management team. Adrian Adams, former President and Chief Executive Officer of Novartis Pharmaceuticals, U.K., joined Kos in June of 2001 as President and Chief Operating Officer and assumed the role of Chief Executive Officer on January 1, 2002. Former CEO, Daniel Bell, a co-founder of Kos, remains Chairman of the Board of Directors while Michael Jaharis, also a co-founder, continues as Chairman of the Executive Committee of the Board. Three other valuable members of our management team were named to newly-created senior management positions. Such appointments include Christopher Kiritsy as Senior Vice President and Chief Financial Officer; Mark McGovern, M.D., as Senior Vice President and Chief Medical Officer; and Fred Sexton as Senior Vice President of Technical Operations and Product Development. We also brought Richard King to Kos as Senior Vice President of Commercial Operations.

In 2001, we again *pioneered new medicines for a better life* with the approval of *Advicor*. Such innovation gives our entire organization the confidence and strength to become a leader in the estimated $10 billion cholesterol market. We have the products and approaches to drug development, the highly-talented and dedicated people and, increasingly, the receptive ear of the medical community to realize our vision of becoming a major player in the global-specialty pharmaceutical and drug-delivery segments of the pharmaceutical industry. Moreover, with the continued loyal support of you, our shareholders, we are poised to make 2002 a memorable year for Kos.



Otto Hahn, Chemist



Louis Pasteur, Chemist



Thomas A. Edison, Inventor

Daniel M. Bell
Chairman of the Board

Adrian Adams
President and Chief Executive Officer

Pioneers in Cholesterol Therapy

While our name may still go unrecognized by the general public, our work is beginning to impact the way millions of people are treated by their physicians for coronary heart disease (CHD).

Our accomplishments tell the story. In 1997, we became the first company to bring to market a once-daily form of niacin—*Niaspan*—to treat LDL (low-density lipoprotein), HDL (high-density lipoprotein), and triglycerides, important coronary risk factors for CHD. After a mere 42 months, we developed *Advicor*—the first and only FDA-approved, dual-component therapy for cholesterol modulation. Our scientists are also breaking ground in areas beyond cholesterol management. For example, in the area of inhaled drug-delivery, Kos is developing aerosolized proteins and peptides for delivery to the lungs via metered-dose inhalers (MDIs).

Clearly, Kos is helping to define a new medical frontier in the field of cholesterol therapy by bringing advanced therapeutic solutions to chronic, complex diseases. In the process, we have not veered from our Company's original mission. That is, instead of focusing on basic research and the identification of new chemical entities—an extremely time-consuming and high-risk endeavor—we apply novel and innovative technologies to make existing drugs better. Our success with this strategy reinforces our trust in our basic business strategy as we continue to pioneer with reformulated products that have the ability to

Fast Growing Market

U.S. Cholesterol Market


20
15
($ Billions) 10
5
0
$7
$8
$10
$17
1999
2000
2001
2005
(Proj.)
Annual Growth:
(*CAGR)
24%
24%
21%
13%*

Source: Scott-Levin, and Industry Estimates

Leonardo da Vinci,
Inventor and artist





Laser Beam



Amelia Earhart,
Aviator

achieve exciting new levels of performance for patients and physicians.

The First Dual Component Therapy

Nowhere is this strategy more evident than with *Advicor*. Rather than "reinvent the wheel," we took a proven cholesterol product—*Niaspan*—and complemented it with an HMG-CoA reductase inhibitor—lovastatin—to produce the first dual-component therapy for treating multiple lipid disorders. Statins are the most effective class of lipid-modifying drugs for reducing LDL cholesterol levels, with lovastatin being the most time-tested, while niacin is the most powerful agent available for increasing HDL cholesterol.

Many patients have mixed dyslipidemia, or multiple lipid abnormalities, and require combination therapy. Treatment with a statin plus niacin is a highly-effective combination that favorably alters multiple lipid parameters. *Advicor* gives physicians a convenient and safe option for the treatment of mixed dyslipidemia, and it is the first and only single-tablet medication to effectively treat all 4 major lipid parameters associated with CHD: LDL, HDL, TG, and Lp(a).

Integral to the development of *Advicor* were the skills of Kos' formulation development group, which worked closely with other parts of the business—including analytic, engineering, manufacturing, clinical pharmacology, packaging and product marketing—to commercialize a product as expeditiously and cost-effectively as possible.

Archimedes,
Chemist



Christopher Columbus,
Explorer





Paul Karrer,
Scientist

Strong Scientific Data Support our Franchise

Heart disease has long been known as the number one cause of death. However, it was not until the 1930s that cholesterol was identified as the main culprit for clogging of the arteries. For years, physicians have been focused almost exclusively on lowering LDL cholesterol which, studies have shown, reduces coronary events by about one third.

One of the most intriguing and important recent studies was the Department of Veterans Affair's HDL Intervention Trial (VA-HIT), published in the *New England Journal of Medicine* in August of 1999. VA-HIT garnered attention to the significance of HDL cholesterol, otherwise known as the "good" cholesterol, because it assists with the removal of LDL cholesterol from the arteries. VA-HIT demonstrated that raising HDL cholesterol by 6% reduced fatal or non-fatal coronary events by 22% and stroke by 26%. This study led the FDA to recognize, for the first time, that treating for low HDL is a valid therapeutic treatment indication.

When the VA-HIT study came out, most physicians were not yet aware of *Niaspan*, Kos' 15 month-old product, a once-daily, extended-release formulation of niacin available by prescription only. The VA-HIT data provided the Kos sales force with outside corroboration about the significance of HDL as an independent risk factor for CHD. The effectiveness of *Niaspan* in

Impact of New NCEP Guidelines

New Features of ATP III	Impact on Kos Cholesterol Franchise
1. Diabetes is CHD risk equivalent	+
2. Uses Framingham projection of CHD risk	
3. Identifies metabolic syndrome as target	+
4. Establish LDL cholesterol <100 mg/dl	+
5. Raises HDL threshold to 40 mg/dl	+
6. Lowers TGs thresholds	+
7. Test for complete lipoprotein profile	+
8. Encourages dietary options to further LDL lowering	
9. Encourages adherence of lifestyle changes and drug therapies	+
10. Recommends beyond LDL lowering with TGs >200	+

+ = Major Impact

Alexander Graham Bell, Inventor





Pioneers heading west



Robert Oppenheimer, Nuclear scientist

treating HDL was shown just eight months later in a separate study comparing *Niaspan* with gemfibrozil, the drug used in VA-HIT. Published in the *Archives of Internal Medicine* (April 24, 2000), the results indicated that *Niaspan* increased HDL levels, on average, up to 26%, compared with 13% for gemfibrozil, after 19 weeks of therapy. Armed with such data, the Kos sales force now had the necessary tools to educate physicians about both the importance of HDL cholesterol and the efficacy of *Niaspan*.

The results of these studies led to the obvious question—what happens if combination therapy is used to treat both HDL and LDL simultaneously? The HDL Atherosclerosis Treatment Study (HATS) did just that—it studied the clinical benefits of combining niacin and statin therapy on coronary events. Recently published in the *New England Journal of Medicine* (November, 2001), the results of HATS concluded that the combination of statin and niacin therapy was strikingly favorable in treating CHD patients, virtually halting atherosclerosis progression and substantially reducing cardiac events up to 90%. The dramatic clinical outcome benefits of this study caught the attention of the public and has led to additional studies about mixed lipid disorders.

The increased focus on the importance of multiple lipid risk factors is especially significant for patients with diabetes, 80% of whom die from heart disease. Recognizing that low HDL and high triglycerides are major risk factors for diabetics, Kos sponsored a Phase IV study called ADVENT (Assessment of Diabetics Control and Evaluation of the Efficacy of *Niaspan* Trial) evaluating the effects of *Niaspan* in 148 diabetic patients on lipids and blood sugar levels, because previous reports have shown that niacin can raise blood sugar levels. The results, presented at the American Diabetes Association and American College of Cardiology meetings in 2001, showed that *Niaspan* increased HDL up to 24% and decreased triglycerides by as much as 30%, with minimal effect on glucose control. The study reassured physicians that *Niaspan* can be used to treat patients with diabetes who also have dyslipidemia, provided that appropriate adjustments be made, if needed, in concomitant anti-diabetes therapy.

Fridtjof Nansen,
Polar explorer





Roald Amundsen at
the South Pole

Albert Einstein,
Physicist



But no report has done more to give Kos' cholesterol franchise a boost than the new guidelines of the National Cholesterol Education Program (NCEP) released in the Spring of 2001. The accruing data about multiple lipid risk factors definitely resonated with the governing body of NCEP and compelled them to advocate a more aggressive stance in cholesterol treatment. The Expert Panel on Detection, Evaluation, and Treatment of High Blood Cholesterol in Adults released the new guidelines in a report, known as Adult Treatment Panel (ATP) III, which was summarized in the *Journal of the American Medical Association* on May 16, 2001. While emphasis continues to be placed on treating elevated LDL cholesterol, more than half of the key changes in the authoritative guidelines (they were last issued in 1993) focus on the importance of lipid abnormalities other than LDL. The guidelines, for example, increase the threshold for defining "low HDL cholesterol" from 35 to 40 mg/dL, and lower the thresholds for triglyceride classifications to give more attention to moderate disorders. Moreover, the latest NCEP parameters raise the cardiac risk level for people with diabetes to the equivalent of people with CHD. Consequently, the ATP estimated that the number of patients who should be taking cholesterol modifiers has *nearly tripled* to 36 million since the 1993 report.

Kos continues to contribute to the advancement of science through sponsorship of several Phase IV studies. For example, ADVOCATE (Advicor Versus Other Cholesterol-Modifying Agents Trial Evaluation) compares the potency of *Advicor* with the two best-selling statins in modulating multiple lipid risk factors. The 316-patient study, from which results were presented at the recent American College of Cardiology meeting in March 2002, *showed that Advicor's LDL efficacy is comparable to the leading statin drugs while its efficacy in all other lipid parameters is far superior.* Specifically, patients receiving 1000mg/40mg of *Advicor* (the expected "work-

ADVOCATE Results

Percent Elevation (Reduction) from Baseline

	Advicor (1000/40 mg)	Statins: Lipitor (10 mg)	Statins: Zocor (10 mg)	Statins: Zocor (20 mg)
LDL Cholesterol	(42)%*	(38)%	(28)%	(35)%
HDL Cholesterol	20**	3	7	8
Triglycerides	(30)**	(15)	(10)	(6)
Lp(a)	(16)**	5	(1)	(1)

Source: ACC, 3/18/02 *Significant versus Zocor; **versus both Lipitor and Zocor*

Baseline values (mg/dl): LDL=191; HDL=38; TGs=175; Lp(a)=36

Galileo Galilei, Astronomer



Aristotle, Greek philosopher





Sir Isaac Newton, Scientist

horse" dose) showed reductions of LDL, TGs and Lp(a) of 39%, 30% and 16%, respectively, while increasing HDL by 20%. In comparison, patients receiving 10 mg of atorvastatin, the "workhorse" dose of Lipitor, revealed a 38% and 15% reduction in LDL and TGs, while increasing HDL only 3% and producing an undesirable *increase* in Lp(a) of 5%. The data provide compelling evidence of the potency of *Advicor* to offer physicians "one-stop-shopping" for treating patients with multiple lipid disorders.

ADVOCATE will soon be complemented by several additional Phase IV studies, some Kos-sponsored, others externally sponsored by institutions such as the National Institute of Health. Most of these studies focus on showing the benefits of using combination therapy, whether in the form of *Niaspan* plus a statin, or with *Advicor*, in modifying multiple lipids in various patient populations. Furthermore, the Kos-sponsored studies represent the most significant Phase IV program in the Company's history.

Pioneers in Drug-Delivery Research and Development

Advanced Inhalation Delivery Research

Kos is building further on the strengths of our cholesterol franchise by conducting leading-edge research in a number of other fields with vast unmet medical needs, one of these being local and systemic delivery of medicines via the lung. We are pioneering novel, cutting-edge, and vastly improved inhalation technology platforms to deliver small molecules as well as biotherapeutic agents reproducible to the body, including proteins and peptides. Included in the Company's drug-delivery systems portfolio is a versatile, high precision, user-friendly metered-dose inhaler (MDI) and a cost-effective, pocket-size, breath-activated, nebulizer system for aqueous-based products.

In 2001, we commenced a proof-of-principle study as a critical step in bringing to market an inhaled protein to treat a major metabolic disease. These investigations are continuing. Early results demonstrate that our inhalation technology platforms are efficient, reproducible, rapidly acting, and convenient methods for most patients to take their medication. Increased efficiencies of these inhalation devices could conceivably enable the administration of less medication for the same therapeutic effect compared to current conventional controls, which efficiencies can manifest a significant safety advantage. Further, high precision, consistent delivery, and increased peripheral lung deposition could place Kos' pulmonary devices among the fastest acting, and clinically

R & D Programs



Solid-Dose Delivery Platform (Gastric Retention)
Inhalation Platform
Devices
Basic Research (New Chemical Entities)
CV 1
CV 2
Small Molecules (e.g. Budesonide)
Proteins -P1 -P2

Charles Lindbergh, Aviator





Robert Koch, Scientist



Benjamin Franklin, Inventor

reliable, inhalation technologies for 21st-century medicines.

The U.S. market for aerosolized medicines is rising significantly with better diagnoses of chronic and progressive lung disease, as well as the introduction of demonstrably safer, efficacious and user-friendly aerosol technologies into clinical therapeutics. The MDI market is growing at a rate of about 10% per year and currently represents more than $5 billion annually in U.S. sales alone. The federal government has re-affirmed its commitment to ban the use of chlorofluorocarbons (CFCs) as a result of their impact on stratospheric ozone depletion. This has opened tremendous opportunities for Kos' inhalation delivery technology platforms aiming toward tackling formulation development challenges for new MDI products using hydrofluoroalkane (HFA) propellants as well as device systems for non-propellant-based inhalation products.

Through our IEP Pharmaceutical Devices, Inc. subsidiary, Kos is also developing a state-of-the-art line of inhalation devices for delivering both small and large molecules to the lung. Among the device technologies is a breath-activated inhaler that works automatically to overcome coordination difficulties faced by children and the elderly. Also under development are portable nebulizer technology, non-propellant metering valve systems, and an electronic dose counter designed to provide information on the number of doses remaining in the aerosol canister, thus alerting a user when to refill the prescription. In 2001, three patents were issued supporting various elements of the inhalation delivery technology.

Oral Solid-Dose Drug-Delivery Research

Another area in which Kos is pushing the research boundaries is in solid-dose drug-delivery research. With the help of technology licensed in 2000 from Purdue Research Foundation, an affiliate of Purdue University, we are developing gastric-retentive drug-delivery systems for pharmaceutical agents. The gastric-retentive technology allows Kos to create highly-efficient once-daily formulations of certain marketed pharmaceutical products that currently require multiple dosing. Gastric-retention drug-delivery platforms have the potential to maximize drug bioavailability by prolonging transit time of the dosage form in the gastrointestinal tract. Longer residence time in the stomach is also advantageous for drugs that have a narrow window of absorption, for example, drugs that are preferentially absorbed in the upper small intestine. Gastric-retention drug-delivery systems would benefit the patient through more convenient dosing with fewer side effects, and through equivalent efficacy with less medication.

Within our solid-dose product development, Kos scientists are in early-stage development of another cardiovascular product for patients with hypertension. However, we are not limiting our research to cardiovascular and metabolic diseases.

Kos realizes that to maximize our resources and outcomes in the laboratory, we must forge partnerships with other experienced research organizations. To that end, through a program with Boston University, Kos sponsors innovative research on the role of molecular agents that influence the development of apolipoproteins in cardiovascular and Alzheimer's diseases. Also, since 1988, Kos has sponsored research at Tufts University that focuses on identifying and characterizing the role of mast cells and mast cell-derived mediators in a variety of diseases, including cardiovascular, migraine, irritable bowel syndrome, interstitial cystitis and multiple sclerosis. Such research has generated several patents covering potential drug candidates that are the property of Kos.

Charles Darwin, Naturalist





Samuel F.B. Morse, Inventor



George Washington, Revolutionary leader

Innovation As Part of the Kos Culture

Kos has worked especially hard to leverage our scientific, sales and marketing talents in the most creative and innovative ways. From that pioneering spirit has flowed *Niaspan* and *Advicor*—therapeutic products that are changing the treatment paradigm for cardiovascular disease. We are also pushing the boundaries in terms of medical education—creating a new awareness among physicians of the urgent need to treat a wider range of lipid disorders than in the past. The fact that our message is beginning to penetrate the medical mainstream, as evidenced by the new NCEP guidelines, is gratifying recognition of the tremendous time, talent and energy we have invested. Innovation has clearly become part of the Kos culture, and our accomplishments have only heightened our resolve to continue to *pioneer medicines for a better life.*

Selected Consolidated Financial Data

The following consolidated selected financial data of the Company for the five years ended December 31, 2001, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

	Year Ended December 31,				
(in thousands, except per share data)	[illegible]	2000	1999	1998	1997
STATEMENT OF OPERATIONS:					
Revenues, net	[illegible]	$ 60,174	$ 36,340	$ 13,038	$ 2,892
Cost of sales	[illegible]	5,932	5,406	3,276	792
	[illegible]	54,242	30,934	9,762	2,100
Operating expenses:					
Research and development	[illegible]	26,459	25,619	29,144	24,130
Selling, general and administrative	[illegible]	56,831	56,843	61,519	20,509
Total operating expenses	[illegible]	83,290	82,462	90,663	44,639
Loss from operations	[illegible]	(29,048)	(51,528)	(80,901)	(42,539)
Other:					
Interest income, net	[illegible]	323	169	1,793	2,787
Interest expense-related parties	[illegible]	(6,560)	(3,207)	(68)	(868)
Other income (expense)	[illegible]	20	14	15	(10)
Net income (loss)	[illegible]	$ (35,265)	$ (54,552)	$ (79,161)	$ (40,630)
Net income (loss) per share[1]:					
Basic	[illegible]	$ (1.84)	$ (3.06)	$ (4.50)	$ (2.79)
Diluted	[illegible]	(1.84)	(3.06)	(4.50)	(2.79)
Weighted average common stock and common stock equivalents used in computing net income (loss) per share[1]:					
Basic	[illegible]	19,202,877	17,842,879	17,589,767	14,569,474
Diluted	[illegible]	19,202,877	17,842,879	17,589,767	14,569,474

	December 31,				
(in thousands)	[illegible]	2000	1999	1998	1997
BALANCE SHEET:					
Cash and marketable securities	[illegible]	$ 6,125	$ 4,336	$ 4,879	$ 70,396
Working capital (deficit)	[illegible]	(1,911)	(2,354)	(3,136)	70,939
Total assets	[illegible]	29,648	26,258	21,570	84,403
Total long-term debt[2]	[illegible]	72,000	62,089	9,239	—
Accumulated deficit[3]	[illegible]	(274,931)	(239,666)	(185,114)	(105,952)
Shareholders' equity (deficit)	[illegible]	(65,090)	(53,195)	(338)	77,870

(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of net loss per share.

(2) For 2001, excludes $10 million of debt due to Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, as such debt matures on December 31, 2002.

(3) In connection with the transfer on June 30, 1996, of assets and liabilities from Kos Holdings, Inc. to the Company, net operating loss carryforwards amounting to approximately $51.0 million and related tax benefits, were not transferred to the Company. The Company can only utilize net operating loss carryforwards sustained subsequent to June 30, 1996 (amounting to $214 million as of December 31, 2001), to offset future taxable income, if any. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

A predecessor corporation to the Company was formed in July 1988 under the name of Kos Pharmaceuticals, Inc. principally to conduct research and development on new formulations of existing prescription pharmaceutical products. In June 1993, Aeropharm Technology, Inc. ("Aeropharm"), a then majority-owned subsidiary of the Company, was formed to conduct research and development activities on aerosolized products for the treatment of respiratory diseases. During June 1996, this predecessor corporation acquired the outstanding minority interest in Aeropharm; changed its name to Kos Holdings, Inc. ("Holdings"); established the Company as a wholly-owned subsidiary under the name of Kos Pharmaceuticals, Inc.; and, effective as of June 30, 1996, transferred all of its existing assets, liabilities and intellectual property, other than certain net operating loss carryforwards, to the Company. Accordingly, all references in this 10-K filing to the Company's business include the business and operations of Holdings until June 30, 1996.

On March 12, 1997, the Company completed an initial public offering ("IPO") of its Common Stock. Through December 31, 2001, the Company had accumulated a deficit from operations of approximately $272.5 million. In connection with the transfer of operations from Holdings to the Company on June 30, 1996, net operating loss carryforwards amounting to approximately $51.0 million and related tax benefits were retained by Holdings and not transferred to the Company. Consequently, the Company may utilize net operating losses sustained subsequent to June 30, 1996, amounting to approximately $214 million as of December 31, 2001, to offset future taxable net income, if any.

On July 28, 1997, the Company was granted clearance by the FDA to market its lead product, *Niaspan*. The Company began shipping *Niaspan* to wholesalers in mid-August 1997 and began detailing *Niaspan* to physicians in September 1997. On December 17, 2001, the Company received approval from the FDA to market its new *Niaspan*/lovastatin combination product, *Advicor*. The Company began marketing *Advicor* at the end of January 2002.

The Company's Board of Directors changed the end of the Company's fiscal year from June 30 to December 31 effective with its December 31, 1997, reporting period. Fiscal years presented and referred to in the Company's consolidated financial statements, along with all other financial data, have been restated to conform with a December 31 fiscal year basis.

Results of Operations

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 to the consolidated financial statements. The Company believes that its most critical accounting policies include revenue recognition and the estimation of product returns and other allowances. The impact of these estimates on results of operations in 2001 and 2000 are described below. The Company's management periodically reviews these policies and estimates, the effect of which is reflected as a component of net revenue in the period in which the change is known. Such changes to these estimates have not been material to the Company's results of operations during the three year period ended December 31, 2001.

Years Ended December 31, 2001 and 2000

Similar to most other pharmaceutical companies, Kos has at times been subject to significant "forward buying" from pharmaceutical wholesalers. "Forward buying" is a practice whereby wholesalers, relying on their ability to predict manufacturer price increases, augment product purchases just prior to such anticipated increases, as a mechanism to bolster operating profits. Thus, depending on when a particular wholesaler's forecasting model predicts the possibility of a price increase, product demand by wholesalers during a given period may not correlate with prescription demand for such a product in that period. As a result, the Company periodically evaluates the inventory position of its customers to determine whether increased risk of product return exists because abnormally high inventory levels of the *Niaspan* product are present throughout the product distribution channel. If such abnormally high inventory levels are identified, the Company's policy is to not recognize the revenue and related expenses associated with the excess inventory held by customers until such return risk is mitigated.

Consequently, the Company's reported revenue, including the effect of *Niaspan* revenue not recognized during the period, increased to $91.4 million for the year ended December 31, 2001, from $60.2 million for 2000. This $31.2 million increase in revenue reflects a $29.1 million increase in recorded sales of the Company's *Niaspan* product. The increase in *Niaspan* revenue is best explained as follows:

	Year Ended December 31,
(in millions)	2000
Niaspan shipments	$56.6
Prior period *Niaspan* shipments recorded as revenue during period	2.3
Current period *Niaspan* shipments not recognized as revenue	(3.8)
Reported *Niaspan* sales	$55.1

Revenue for the year ended December 31, 2001, also included $7.2 million, or an increase of $2.2 million, in co-promotion revenue associated with the Company's co-promotion collaboration agreement with Abbott Laboratories Inc. (hereinafter "Abbott"), for the promotion and marketing of Abbott's *Mavik* and *Tarka* products within the United States (the "Abbott Agreement"). Kos and Abbott have agreed to terminate the Abbott Agreement effective January 1, 2002.

Cost of sales was $7.6 million and $5.9 million for the years ended December 31, 2001 and 2000, respectively. The higher cost of sales in 2001 was attributable to higher *Niaspan* volume during the period, partially offset by efficiencies attained in the production of *Niaspan*.

On December 17, 2001, the FDA issued to the Company an approval letter granting marketing clearance for the Company's new *Advicor* product. Accordingly, results of operations for the year ended December 31, 2001, reflect the Company's significant preparations in anticipation of the commercial launch of this new product.

The Company's research and development expenses increased to $31.0 million for the year ended December 31, 2001, from $26.5 million for the year ended December 31, 2000. The increased expense related primarily to increases of $3.4 million in medical education costs in support of the *Niaspan* product and the anticipated launch of the *Advicor* product, of $2.0 million in personnel and personnel related costs, and of $2.8 million in clinical study costs mostly associated with an *Advicor* safety study. These increases in research and development expenses were partially offset by a $3.9 million contribution received from DuPont Pharmaceuticals Company ("DuPont") under the terms of the Company's co-promotion arrangement with DuPont (the "DuPont Agreement"). Under the terms of the DuPont Agreement, DuPont shared equally with the Company in costs associated with the clinical development, medical education, and promotional efforts of the Company's *Advicor* product. See below, and Liquidity and Capital Resources section of this Management's Discussion and Analysis of Financial Condition and Results of Operations, for further discussion regarding the DuPont Agreement.

Selling, general and administrative expenses increased to $83.6 million for the year ended December 31, 2001, from $56.8 million for the year ended December 31, 2000. Within this category selling expenses increased $23.3 million to $66.2 million for the year ended December 31, 2001, primarily as a result of an increase of $13.0 million in sales force operating expenses, of $11.4 million in marketing programs in support of *Niaspan* and *Advicor*, and of $2.5 million in marketing costs associated with *Mavik* and *Tarka* promotional efforts. These increases in sales and marketing expenses were partially offset by a $4.2 million contribution received from DuPont under the terms of the DuPont Agreement. General and administrative expenses increased to $17.4 million for the year ended December 31, 2001, from $13.9 million for the preceding period, primarily as a result of an increase of $2.1 million in personnel and personnel-related costs, and of $0.3 million in royalty expenses associated with the increase in net sales of the *Niaspan* product.

During 2000, the Company entered into a co-promotion agreement with DuPont, to co-promote *Advicor*. Under the terms of the agreement, Kos received from DuPont a $20 million equity investment at closing. DuPont was to share half of the cost of medical education, clinical studies, and promotion programs, and it was to match the Company's field force "detailing" efforts with physicians, which is when Kos sales representatives meet with physicians to educate them about the therapeutic benefits of the Company's products. In return, DuPont was to receive essentially half of the gross profit on the sale of *Advicor*. On June 7, 2001, DuPont's parent company, E. I. du Pont Nemours, announced that it had entered into an agreement to sell DuPont to Bristol-Myers Squibb Company ("BMS"), and on October 1, 2001, BMS completed its acquisition of DuPont. On December 17, 2001, the Company entered into an agreement with BMS pursuant to which the DuPont Agreement was terminated and BMS paid Kos a one-time, $45 million settlement. Of the total settlement received from BMS, approximately $6 million pertained to co-promotion expenses due and unpaid by DuPont prior to the termination of the DuPont Agreement. The remaining settlement amount, or approximately $39 million, was recorded as other income for the year ended December 31, 2001.

The Company is subject to the terms of the July 1, 1998, $30 million credit facility (the "Credit Facility"), the September 1, 1999, $50 million credit facility (the "Supplemental Credit Facility"), and the December 21, 1999, $50 million credit facility (the "Standby Facility"), with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder. Borrowings under these credit facilities totaled $105 million as of December 31, 2001, and bear interest at the prime rate (4.75% as of December 31, 2001). Interest expense under these credit facilities totaled approximately $6.1 million and $6.6 million for the years ended December 31, 2001 and 2000, respectively. On January 15, 2002, Kos utilized $25 million of the settlement received from BMS to reduce the amount of its outstanding indebtedness with Mr. Jaharis. As such, as of January 15, 2002, the total amount borrowed from Mr. Jaharis was reduced to $80 million.

The Company recorded net income of $2.4 million for the year ended December 31, 2001, compared with a net loss of $35.3 million for the year ended December 31, 2000.

Years Ended December 31, 2000 and 1999

The Company's reported revenue, including the effect of *Niaspan* revenue not recognized during the period, increased to $60.2 million for the year ended December 31, 2000, from $36.3 million for the year ended 1999. This $23.9 million increase in revenue reflects a $21.4 million increase in recorded sales of the Company's *Niaspan* product. The increase in *Niaspan* revenue is best explained as follows:

	Year Ended December 31,	
(in millions)	2000	1999
Niaspan shipments	$56.6	$36.0
Prior period *Niaspan* shipments recorded as revenue during period	2.3	—
Current period *Niaspan* shipments not recognized as revenue	(3.8)	(2.3)
Reported *Niaspan* sales	$55.1	$33.7

Revenue for the year ended December 31, 2000, also included $5.0 million, or an increase of $2.4 million, in co-promotion revenue associated with the Company's co-promotion collaboration agreement with Abbott.

Cost of sales was $5.9 million and $5.4 million for the years ended December 31, 2000 and 1999, respectively. The higher cost of sales in 2000 was attributable to higher *Niaspan* volume during the period, partially offset by efficiencies attained in the production of *Niaspan*.

The Company's research and development expenses increased to $26.5 million for the year ended December 31,

2000, from $25.6 million for the year ended December 31, 1999. The increased expenses related primarily to increases of $0.9 million in personnel and personnel-related costs, of $0.9 million in formulation development costs for products under development, of $0.6 million in costs associated with NDA submission expenses for the Company's *Advicor* product, and of $0.5 million in costs associated with licensing activities. These costs were partially offset by a decrease of $2.1 million in the costs of clinical trials resulting from the completion of most of the clinical trial activities associated with the NDA submission for the *Advicor* product during the year ended December 31, 2000.

Selling, general and administrative expenses remained at the same level overall for the years ended December 31, 2000 and 1999. Within this category, however, selling expenses decreased $2.5 million primarily as a result of a decrease of $3.5 million in sales force operating expenses, and of $2.0 million in marketing programs in support of *Niaspan*. These decreases were partially offset by an increase of $2.5 million in marketing costs associated with *Mavik* and *Tarka* promotional efforts. General and administrative expenses increased to $13.9 million for the year ended December 31, 2000, from $11.5 million for the preceding period, primarily as a result of an increase of $1.0 million in royalty expenses associated with the increase in net sales of the *Niaspan* product, and of an increase of $0.8 million in personnel and personnel-related costs.

Interest expense under the Company's credit facilities totaled approximately $6.6 million and $3.2 million for the year ended December 31, 2000 and 1999, respectively.

The Company incurred a net loss of $35.3 million for the year ended December 31, 2000, compared with a net loss of $54.6 million for the year ended December 31, 1999.

Liquidity and Capital Resources

At December 31, 2001, the Company had cash and cash equivalents totaling $45.3 million and working capital of $27.2 million. The Company's primary uses of cash to date have been to fund selling, general and administrative expenses, and research and development expenses, including clinical trials. As of December 31, 2001, the Company's investment in equipment and leasehold improvements, net of depreciation and amortization, was $6.9 million. During the year ended December 31, 2001, the Company spent $4.3 million in capital expenditures and deposits on fixed assets to be acquired. The Company expects to increase the level of capital expenditures during 2002 mostly to provide increased production capacity for the *Advicor* product. Accordingly, 2002 capital expenditures are expected to be significantly higher than those incurred during the year ended December 31, 2001.

On July 1, 1998, the Company entered into a $30 million credit facility (the "Credit Facility") with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder. On June 9, 2000, in order to reduce interest costs, the Company utilized the proceeds of a $20 million equity contribution from DuPont Pharmaceuticals Company ("DuPont") to pay-off borrowings made under the Credit Facility. In connection with this loan repayment, Mr. Jaharis agreed to continue to make available to the Company the full original borrowing capacity of the Credit Facility, provided that future Company borrowings from Mr. Jaharis be first made from the existing borrowing capacity of Mr. Jaharis' other credit lines with Kos. All other terms of the Credit Facility remain in full force and effect. Borrowings under the Credit Facility totaled $10 million as of December 31, 2001, bear interest at the prime rate (4.75% as of December 31, 2001), and are due December 31, 2002.

On September 1, 1999, the Company formally agreed to the terms of an additional $50 million funding arrangement initially entered into with Michael Jaharis on October 7, 1998 (the "Supplemental Credit Facility"). On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two, $25 million, promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, have been transferred to Mrs. Jaharis. All other terms and conditions of the Supplemental Credit Facility remain unchanged. Borrowings under the Supplemental Credit Facility totaled $50 million as of December 31, 2001, bear interest at the prime rate, are convertible (at $4.91 per share) into shares of the Company's Common Stock, and will be due December 31, 2003. As of December 31, 2001, the conversion of amounts borrowed under the Supplemental Credit Facility into shares of the Company's Common Stock would have resulted in the issuance of 10,183,299 additional shares of the Company's Common Stock, thus causing material dilution to existing shareholders of the Company.

On December 21, 1999, Mr. Jaharis agreed to extend another $50 million loan to the Company (the "Standby Facility"). Borrowings made under the Standby Facility totaled $45 million as of December 31, 2001, are due June 30, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility. Borrowings made under the Standby Facility are not, however, convertible into shares of the Company's Common Stock. In lieu of a conversion feature, the Company has granted to Mr. Jaharis non-detachable warrants to purchase 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximated the market value of the Company's Common Stock on the effective date of the Standby Facility. The warrants are exercisable at any time until June 30, 2006. The exercise of a significant number of the warrants issued under the Standby Facility will cause material dilution to existing shareholders of the Company.

During 2000, the Company entered into a co-promotion agreement with DuPont, to co-promote *Advicor*. Under the terms of the agreement, Kos received from DuPont a $20 million equity investment at closing. DuPont was to share half of the cost of medical education, clinical studies, and promotion programs, and it was to match the Company's field force "detailing" efforts with physicians, which is when Kos sales representatives meet with physicians to educate them about the therapeutic benefits of the Company's products. In return, DuPont was to receive essentially half of the gross profit on the sale of *Advicor*. On June 7, 2001, DuPont's parent company, E. I. du Pont Nemours, announced that it had entered into an agreement to sell DuPont to Bristol-Myers Squibb Company ("BMS"), and on October 1, 2001, BMS completed its acquisition of DuPont. On December 17, 2001, the Company entered into an agreement with BMS pursuant to which the DuPont Agreement was terminated and BMS paid Kos a one-time, $45 million settlement. Of the total settlement received from BMS, approximately $6 million pertained to co-promotion expenses due and unpaid by DuPont prior to the termination of the DuPont Agreement. The remaining settlement amount, or approximately $39 million, was recorded as other income for the year ended December 31, 2001.

On January 15, 2002, Kos utilized $25 million of the settlement received from DuPont to reduce the amount of its outstanding indebtedness with Mr. Jaharis. As such, as of January 15, 2002, the total amount borrowed from Mr. Jaharis was reduced to $80 million.

Although the Company currently anticipates that, including the capital available to the Company under the Credit Facility, the Supplemental Credit Facility and the Standby Facility, it has or has access to an amount of working capital that will be sufficient to fund the Company's operations until it has positive cash flows, the Company's cash requirements during this period will be substantial and may exceed the amount of working capital available to the Company. The Company's ability to fund its operating requirements and maintain an adequate level of working capital until it achieves positive cash flows will depend primarily on its ability to generate substantial growth in sales of its *Niaspan* and *Advicor* products. Further, during this period, the Company's ability to fund its operating requirements may, among other things, be affected by its ability to control its operating expenses. The Company's failure to generate substantial growth in the sales of *Niaspan* and *Advicor*, control operating expenses, or meet the conditions necessary for the Company to obtain funding under the Credit Facility, the Supplemental Credit Facility and the Standby Facility, and other events—including the progress of the Company's research and development programs; the costs and timing of seeking regulatory approvals of the Company's products under development; the Company's ability to obtain regulatory approvals; the Company's ability to manufacture products at an economically feasible cost; costs in filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing, joint venture, or other arrangements; and changes in economic, regulatory, or competitive conditions or the Company's planned business—could cause the Company to require additional capital prior to achieving positive cash flows. In the event that the Company must raise additional capital to fund its working capital needs, it may seek to raise such capital through loans or the issuance of debt securities that would require the consent of the Company's current lender, or through the issuance of equity securities. To the extent the Company raises additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. Moreover, there can be no assurance that any additional capital will be available to the Company on acceptable terms, or at all.

Forward-Looking Information:
Certain Cautionary Statements

Statements in this annual report not pertaining to historical facts, including without limitation statements relating to the efficacy of the Company's products under development, increased sales of Kos products, the Company's ability to enter into corporate partnerships, the continuing emergence of research confirming the efficacy of *Niaspan* and *Advicor*, the timing of the development, regulatory submissions and marketing efforts for the Company's products under development, the Company's ability to in-license additional projects, and the sufficiency of the Company's working capital, are forward-looking and are subject to risks and uncertainties. These risks and uncertainties include risks inherent in clinical trials of pharmaceutical products, physician and patient acceptance of the *Niaspan* and *Advicor* products, the Company's ability to devote the resources required to adequately market the *Niaspan* and *Advicor* products, the Company's ability to meet the conditions necessary to obtain additional funding under the terms of the Company's credit arrangements, the risks and uncertainties related to the protection afforded by the Company's patents and patent applications, the risks and uncertainties associated with the development of new products, the effect of conditions in the pharmaceutical industry and the economy in general, as well as certain other risks. A more detailed discussion of risks attendant to the forward-looking statements included in this annual report is set forth in the Company's Form 10-K for the period ended December 31, 2001.

Market for the Company's Common Stock and Related Shareholders Matters

The Company's Common Stock, par value $.01 per share, commenced trading on March 7, 1997, on the Nasdaq National Market® under the symbol "KOSP". As of March 1, 2002, there were 375 registered shareholders of record of the Company's Common Stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low prices for trades of the Company's Common Stock on the Nasdaq National Market®.

Year Ended December 31, 2001	High	Low
First Quarter	$21.13	$14.31
Second Quarter	38.00	16.75
Third Quarter	40.69	23.45
Fourth Quarter	36.90	23.45

Year Ended December 31, 2000	High	Low
First Quarter	$22.13	$ 5.30
Second Quarter	18.56	10.00
Third Quarter	17.88	10.75
Fourth Quarter	25.13	13.63

The Company has not declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not intend to pay dividends on its Common Stock in the foreseeable future.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 45,318,551	$ 6,125,437
Trade accounts receivable, net	12,441,002	9,602,734
Inventories	7,732,169	1,826,053
Prepaid expenses and other current assets	7,966,458	3,272,726
Total current assets	73,458,180	20,826,950
Fixed Assets, net	6,878,752	7,914,458
Goodwill, net	—	722,864
Other Assets	2,603,871	184,051
Total assets	$ 82,940,803	$ 29,648,323
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 4,597,354	$ 3,012,861
Accrued expenses	24,856,426	15,353,719
Advance payments from customers	6,691,192	4,322,460
Current portion of notes payable to Shareholder	10,000,000	—
Current portion of capital lease obligations	53,253	49,145
Total current liabilities	46,298,225	22,738,185
Notes Payable to Shareholder, net of current portion	95,000,000	72,000,000
Capital Lease Obligations, net of current portion	81,899	—
Commitments and Contingencies (Notes 1, 11 and 13)		
Shareholders' Deficit:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.01 par value, 50,000,000 shares authorized, 20,492,371 and 19,947,061 shares issued and outstanding as of December 31, 2001 and 2000, respectively	204,924	199,471
Additional paid-in capital	214,895,089	209,641,721
Restricted stock grant	(594,521)	—
Accumulated deficit	(272,544,813)	(274,931,054)
Total shareholders' deficit	(58,439,321)	(65,089,862)
Total liabilities and shareholders' deficit	$ 82,940,803	$ 29,648,323

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2001	2000	1999
Revenues, net	[illegible]	$ 60,173,940	$ 36,339,514
Cost of sales	[illegible]	5,931,637	5,405,960
	[illegible]	54,242,303	30,933,554
Operating expenses:			
Research and development	[illegible]	26,458,963	25,618,870
Selling, general and administrative	[illegible]	56,831,657	56,843,187
Total operating expenses	[illegible]	83,290,620	82,462,057
Loss from operations	[illegible]	(29,048,317)	(51,528,503)
Other:			
Interest income, net	[illegible]	323,400	169,326
Interest expense-related parties	[illegible]	(6,560,288)	(3,206,521)
Other income	[illegible]	20,183	13,471
Total other income (expense)	[illegible]	(6,216,705)	(3,023,724)
Net income (loss)	[illegible]	$(35,265,022)	$(54,552,227)
Basic earnings (loss) per share of Common Stock	[illegible]	$ (1.84)	$ (3.06)
Diluted earnings (loss) per share of Common Stock	[illegible]	$ (1.84)	$ (3.06)
Weighted average shares of Common Stock and Common Stock equivalents outstanding:			
Basic	[illegible]	19,202,877	17,842,879
Diluted	[illegible]	19,202,877	17,842,879

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Deficit

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Restricted Stock Grant	Total
Balance at December 31, 1998	$177,203	$184,598,845	$(185,113,805)	$ —	$ (337,757)
Common Stock granted to employees under Kos Savings Plan	1,071	572,484	—	—	573,555
Issuance of Common Stock in connection with acquisition of assets of IEP Group, Inc.	750	392,250	—	—	393,000
Issuance of Common Stock to employees under Stock Purchase Plan	688	301,369	—	—	302,057
Stock options issued to non-employees	—	300,000	—	—	300,000
Exercise of stock options	548	126,270	—	—	126,818
Net loss	—	—	(54,552,227)	—	(54,552,227)
Balance at December 31, 1999	180,260	186,291,218	(239,666,032)	—	(53,194,554)
Common Stock granted to employees under Kos Savings Plan	390	535,884	—	—	536,274
Issuance of Common Stock to a third party	12,500	19,987,500	—	—	20,000,000
Issuance of Common Stock to employees under Stock Purchase Plan	1,591	717,447	—	—	719,038
Exercise of stock options	4,730	2,109,672	—	—	2,114,402
Net loss	—	—	(35,265,022)	—	(35,265,022)
Balance at December 31, 2000	199,471	209,641,721	(274,931,054)	—	(65,089,862)
Common Stock granted to employees under Kos Savings Plan	245	586,627	—	—	586,872
Issuance of Common Stock to employees under Stock Purchase Plan	795	1,149,941	—	—	1,150,736
Exercise of stock options	3,746	2,319,443	—	—	2,323,189
Restricted stock grant	667	1,197,357	—	(1,198,024)	—
Compensation expense on restricted Common Stock grant	—	—	—	203,503	203,503
Net income	—	—	2,386,241	—	2,386,241
Balance at December 31, 2001	$204,924	$214,895,089	$(272,544,813)	$ (994,521)	$(58,439,321)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	[illegible]	2000	1999
Cash Flows from Operating Activities:			
Net Income (Loss)	[illegible]	$(35,265,022)	$(54,552,227)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—			
Provision for doubtful accounts	[illegible]	50,000	160,100
Depreciation and amortization	[illegible]	3,254,338	3,010,462
Provision for inventory obsolescence	[illegible]	420,000	640,737
Loss (Gain) from disposals of fixed assets	[illegible]	(20,183)	(13,471)
Common Stock issued to employees	[illegible]	536,274	573,555
Stock options issued to non-employees	—	—	300,000
Compensation expense on restricted stock grant	[illegible]	—	—
Changes in operating assets and liabilities:			
Trade accounts receivable	[illegible]	(2,675,762)	(5,119,921)
Inventories	[illegible]	(1,160,204)	(414,030)
Prepaid expenses and other current assets	[illegible]	(662,314)	(1,284,723)
Other assets	[illegible]	(168,728)	1,424
Accounts payable	[illegible]	192,021	(1,512,163)
Accrued expenses	[illegible]	2,903,684	4,254,449
Advance payments from customers	[illegible]	2,342,460	1,980,000
Net cash provided by (used in) operating activities	[illegible]	(30,253,436)	(51,975,808)
Cash Flows from Investing Activities:			
Acquisition of assets of IEP Group, Inc.	—	—	(700,000)
Capital expenditures and deposits on fixed assets to be acquired	[illegible]	(638,252)	(1,117,637)
Net cash used in investing activities	[illegible]	(638,252)	(1,817,637)
Cash Flows from Financing Activities:			
Proceeds from issuance of Common Stock to employees under Stock Purchase Plan	[illegible]	719,038	302,057
Net proceeds from issuance of Common Stock to a third party	—	20,000,000	—
Net proceeds from exercise of stock options	[illegible]	2,114,402	126,818
Borrowings under Notes Payable to Shareholder	[illegible]	30,000,000	53,000,000
Payments of Note Payable to Shareholder	—	(20,000,000)	—
Payments under capital lease obligations	[illegible]	(152,641)	(177,745)
Net cash provided by financing activities	[illegible]	32,680,799	53,251,130
Net increase (decrease) in cash and cash equivalents	[illegible]	1,789,111	(542,315)
Cash and Cash Equivalents, beginning of period	[illegible]	4,336,326	4,878,641
Cash and Cash Equivalents, end of period	[illegible]	$ 6,125,437	$ 4,336,326
Supplemental Disclosure of Cash Flow Information:			
Interest paid	[illegible]	$ 6,524,688	$ 3,309,299
Supplemental Disclosure of Non-cash Information:			
Acquisition of equipment under capital lease obligations	[illegible]	$ —	$ —
Common Stock issued in connection with acquisition of assets of IEP Group, Inc.	—	$ —	$ 393,000

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. General

Kos Pharmaceuticals, Inc. ("Kos" or the "Company") develops prescription pharmaceutical products principally for the cardiovascular and respiratory markets.

On July 28, 1997, the Company received clearance from the U.S. Food and Drug Administration ("FDA") to market *Niaspan* for the treatment of mixed lipid disorders, a condition in which a patient is observed to have several abnormalities in the levels of the fatlike substances, called lipids, that contribute to heart disease. *Niaspan* is the only once-a-day and the first extended-release formulation of any type of product with niacin as the active ingredient ever approved by the FDA for the treatment of mixed lipid disorders. *Niaspan* is indicated for the following: (i) reduce elevated total cholesterol, low-density lipoprotein cholesterol, commonly referred to as LDL or "bad cholesterol," and apolipoprotein B, another lipid particle, and increase low high-density lipoprotein cholesterol, commonly referred to as HDL or "good cholesterol"; (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins. Additionally, *Niaspan*'s prescribing information references its ability to significantly reduce lipoprotein (a), which is referred to as the "very bad cholesterol" and is an independent risk factor for coronary heart disease.

The Company is currently developing several other products in solid-dose and inhaled-dosage forms. On January 28, 2002, the Company launched *Advicor*, a new solid-dose drug containing *Niaspan* and lovastatin, which is a currently marketed cholesterol-lowering drug, that will be used used to treat mixed lipid disorders. The Company believes that a once-a-night tablet with the combined complementary properties of its *Niaspan* product and lovastatin represents an effective method for treating patients with mixed lipid disorders. The Company received approval from the FDA to market *Advicor* on December 17, 2001.

The Company expects to incur additional losses in the near-term due primarily to its sales and marketing efforts associated with *Niaspan* and *Advicor*, and to its research and development activities in connection with its products under development. No assurance can be given that the Company's products can be successfully marketed, that products under development can be successfully formulated or manufactured at acceptable cost and with appropriate quality, or that required regulatory approvals will be obtained. The Company is subject to a number of other risks including, but not limited to, uncertainties related to market acceptance, future capital needs and uncertainty of additional funding, including its ability to meet all of the conditions necessary to obtain funding under its credit facilities with Michael Jaharis; uncertainties related to the protection afforded by the Company's patents and patent applications; uncertainties related to patents and trademarks, including interference and risk of infringement; uncertainties related to competition and technological changes, government regulation, dependence on product development collaborators, limited manufacturing experience and risk of scale-up, dependence on single sources of supply, and no assurances of adequate third party reimbursement. The likelihood of the success of the Company also must be considered in light of the uncertainty caused by problems, expenses, complications and delays frequently encountered in connection with the development of new business ventures.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the results of the Company and its subsidiary, Aeropharm Technology, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management in the preparation of the accompanying financial statements include the allowance for doubtful accounts; reserves for inventory obsolescence, product returns, chargebacks, rebates and discounts; estimation of customer inventory levels; and valuation allowance on deferred income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Components of inventory cost include raw materials, labor, and manufacturing overhead. The Company considers factors such as the amount of inventory on hand, estimated time required to sell such inventories, remaining shelf life, and current market conditions to determine whether inventories are stated at the lower of cost or market.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

The Company evaluates the recoverability of long-lived assets held for sale by comparing the asset's carrying amount with its fair value less cost to sell. No assets were held for sale as of December 31, 2001 or 2000.

Goodwill

Goodwill consists of the excess of cost over the fair value of the net assets acquired. The Company amortizes goodwill on a straight-line basis over ten years.

Fair Value of Financial Instruments

As of December 31, 2001 and 2000, the carrying amount of cash and cash equivalents, trade accounts receivable, and accounts payable approximates fair value due to the short term nature of these accounts. The fair value of notes payable to shareholder is determined using interest rates in effect as of the balance sheet date and, because interest expense is payable utilizing variable rates that re-price frequently, the carrying value approximates fair value.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents with a major financial institution. The Company performs periodic evaluations of the relative credit standing of this institution to limit its credit risk exposure.

The Company conducts a significant amount of its sales with a limited number of large pharmaceutical wholesalers and warehousing chains. Accordingly, 83% of the trade accounts receivable before allowances at December 31, 2001, were represented by five of these customers. The Company performs periodic evaluations of the financial condition of all customers to limit its credit risk exposure, but does not obtain collateral. The Company has no significant off-balance-sheet concentrations of credit risk.

Revenue Recognition

Sales and the related cost of sales are recognized at the time product is shipped. The Company's largest customers are distributors who warehouse product and, in turn, sell that product to retailers and others. Net sales consist of gross sales to the Company's customers less provisions for expected rebates and chargebacks, discounts, and returns to customers and to managed care organizations with whom the Company has contracts. These provisions totaled $19,542,000, $13,149,000 and $6,626,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Included in "Accrued expenses" in the accompanying consolidated balance sheets are $5,171,000 and $5,328,000, at December 31, 2001 and 2000, respectively, related to these provisions.

Advanced Payments from Customers

The Company periodically evaluates the inventory position of its customers to determine whether increased risk of product return exists because abnormally high inventory levels of the *Niaspan* product are present throughout the product distribution channel. If such inventory levels are identified, the Company's policy is to not recognize the revenue and related expenses associated with the excess inventory held by customers until such return risk is mitigated. During the second half of 2001 and 2000, certain of the Company's customers purchased abnormally high levels of the *Niaspan* product. As a result, as of December 31, 2001 and 2000, the level of the *Niaspan* product warehoused by these customers was well above normal levels. Accordingly, the Company did not recognize $8.7 million in gross revenues (or $7.0 million in net revenues) and related expenses associated with 2001 product shipments, and $4.8 million in gross revenues (or $3.8 million in net revenues) and related expenses associated with 2000 product shipments. Included in "Advanced payments from customers" in the accompanying consolidated balance sheets are $6,691,000 and $4,322,000, as of December 31, 2001 and 2000, respectively, representing payments received on *Niaspan* product shipments for which revenue has not been recognized.

Co-Promotion and Strategic Alliance Arrangement

During 1999, the Company entered into a co-promotion collaboration agreement with Knoll Pharmaceutical Company ("Knoll"), for the promotion and marketing of Knoll's *Mavik* and *Tarka* products (*Mavik*® and *Tarka*® are registered trademarks of Abbott Laboratories Inc.) within the United States (the "Knoll Agreement"). Under the terms of the Knoll Agreement, the Company was to receive an increasing percentage of revenue based on sales thresholds. The Company recorded $7.2 million, $5.0 million and $2.7 million of co-promotion revenue as a result of the Knoll Agreement for the years ended December 31, 2001, 2000 and 1999, respectively. On March 2, 2001, Abbott Laboratories ("Abbott") announced that it had finalized its acquisition of BASF's pharmaceutical business, which included the global operations of Knoll. The Company and Abbott agreed to terminate the Knoll Agreement effective January 1, 2002.

The Company entered into an agreement, effective May 3, 2000, with DuPont Pharmaceuticals Company ("DuPont") to form a strategic alliance for the purpose of co-promoting the Company's *Advicor* product in the United States and Canada (the "DuPont Agreement"). Under the terms of the DuPont Agreement, the Company and DuPont would have shared in the future development and commercialization of the *Advicor* product. Specifically, DuPont had agreed (i) to make equity investments in the Company up to $30 million through the date of FDA approval of the *Advicor* product; (ii) to pay the Company $17.5 million in milestone payments upon FDA approval of the *Advicor* product; (iii) to fund up to $32.5 million for future clinical development of the *Advicor* product; and (iv) to share equally in the costs associated with promoting the *Advicor* product and share equally in product profits after deducting a royalty to the Company. On May 31, 2000, DuPont made a $20 million equity investment in the Company in exchange for 1,250,000 shares of the Company's Common Stock. On June 7, 2001, DuPont's parent company, E.I. du Pont Nemours, announced that it had entered into an agreement to sell DuPont to Bristol-Myers Squibb Company ("BMS") and on October 1, 2001, BMS completed its acquisition of DuPont. On December 17, 2001, the Company entered into an agreement with BMS pursuant to which the DuPont Agreement was terminated and BMS paid Kos $45 million (the "BMS Payment"). The BMS Payment, offset by approximately $6 million of promotional expenses due to Kos by BMS at the time of termination, was recorded as "Other income" in the accompanying consolidated statements of operations for the year ended December 31, 2001.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or lease terms as follows:

	Years
Furniture and equipment	3–7
Computer software and hardware	3–5
Laboratory and manufacturing equipment	3–5
Leasehold improvements	Lives of leases

Research and Development Expenses

All research and development expenses are reflected in the Company's consolidated statements of operations as incurred.

Advertising Expense

The Company records the cost of its advertising efforts when services are performed or goods are delivered. The Company recorded $6,781,000, $1,075,000 and $1,508,000 in advertising expense for the years ended December 31, 2001, 2000 and 1999, respectively.

Net Income (Loss) Per Share

Basic income (loss) per share is determined by dividing the Company's net income (loss) by the weighted average number of shares of Common Stock outstanding. Diluted income (loss) per share also includes dilutive Common Stock equivalents outstanding after applying the "treasury stock" method. A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

	December 31,		
	2001	2000	1999
Basic weighted average number of shares outstanding	20,221,089	19,202,877	17,842,879
Effect of dilutive securities—stock options	2,577,543	—	—
Diluted weighted average number of shares outstanding	22,798,632	19,202,877	17,842,879

The following Common Stock equivalents have been excluded from the calculation of weighted average shares outstanding as they are antidilutive:

	December 31,		
	2001	2000	1999
Stock options outstanding	—	4,360,587	3,077,840
Convertible debt ($50 million at $4.91 per share—See Note 8)	10,183,299	10,183,299	6,517,312
Non-detachable warrants (at $5.00 per share—See Note 8)	6,000,000	2,400,000	—
Total	16,183,299	16,943,886	9,595,152

Income Taxes

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires, among other things, recognition of future tax benefits measured at enacted rates attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax net operating loss carryforwards to the extent that realization of said benefits is more likely than not. The net operating loss carryforwards attributable to a predecessor of the Company, amounting to approximately $51 million, were not transferred to the Company. As of December 31, 2001, the Company had available approximately $214 million of net operating loss carryforwards that expire between 2011 and 2020.

The composition of the net deferred tax assets is as follows:

	December 31,	
	2001	2000
Tax net operating loss carryforwards	$ 82,692,275	$ 84,500,294
Reserves and accruals	3,442,524	3,559,824
Intangible assets	1,433,118	1,286,948
Property and equipment, principally due to depreciation	345,533	34,595
Other	2,676,480	1,668,470
	90,589,930	91,050,131
Valuation allowance	(90,589,930)	(91,050,131)
	$ —	$ —

Due to the uncertainty of the Company's ability to generate sufficient taxable income in the future to utilize such loss carryforwards, the net deferred tax asset has been fully reserved.

There was no provision for income taxes for the years ended December 31, 2001, 2000 and 1999. A reconciliation between the statutory federal income tax expense and the income tax expense at the Company's effective rate for the years ended December 31, 2001 and 2000 is set forth below:

	December 31,	
	[illegible]	2000
Computed expected income tax expense based on statuory federal income tax rate	[illegible]	$(12,342,758)
State income taxes, net of federal benefit	[illegible]	(1,269,541)
Non deductible expenses	[illegible]	417,972
Employee stock options exercised	[illegible]	(814,335)
Change in valuation allowance	[illegible]	14,091,726
Other	—	(83,065)
Provision for income taxes	[illegible] —	$ —

Reporting of Comprehensive Income or Loss

SFAS No. 130 "Reporting Comprehensive Income," establishes standards of reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income or loss refers to revenues, expenses, gains and losses that are not included in net income or loss but rather are recorded directly in stockholders' equity, such as certain unrealized gain or loss items. The Company's reported loss equals comprehensive loss for all periods presented.

Recent Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, is effective for fiscal years ended after June 15, 2000. The Company adopted SFAS 133 effective June 30, 1998. The Company does not presently have any derivative or hedging-type investment as defined by SFAS 133.

On December 3, 1999, the staff of the SEC published Staff Accounting Bulletin 101, "Topic 13: Revenue Recognition" ("SAB 101") to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. Specific items discussed in SAB 101 include up-front fees when the seller has significant continuing involvement and the amount of revenue recognized when the seller is acting as a sales agent or in a similar capacity. SAB 101 also provides guidance on disclosures that should be made for revenue recognition policies and the impact of events and trends on revenue. The Company adopted the provisions of SAB 101 for the year ended December 31, 2000. The adoption of SAB 101 did not have a material effect on the Company's financial position or results of operations.

In May 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives" ("EITF Issue No. 00-14"), which addresses the recognition, measurement, and income statement classification for sales incentives offered by vendors to customers. The Company adopted the provisions of EITF Issue No. 00-14 during the year ended December 31, 2000. The adoption of EITF Issue No. 00-14 did not have a material impact on Kos' financial condition or results of operations.

In September 2000, the EITF reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs" ("EITF Issue No. 00-10"), which addresses the income statement classification of shipping and handling revenues and related costs. The Company adopted the provisions of EITF Issue No. 00-10 during the year ended December 31, 2000. The adoption of EITF Issue No. 00-10 did not have a material impact on Kos' financial condition or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." As established by SFAS 141, business combinations are to be accounted for under the purchase method. SFAS 141 was effective June 30, 2001. The adoption of SFAS 141 did not have an impact on the Company's financial position, results of operations or cash flows.

In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. The impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Impairment loss for goodwill arising from the initial application of SFAS 142 is to be reported as resulting from a change in accounting principle. The Company does not expect the adoption of SFAS 142 to have a significant impact on its financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The Company believes the adoption of SFAS No. 144 will not have a material impact on its financial position or results of operations.

3. *Trade Accounts Receivable, net*

Trade accounts receivable consist of the following:

	December 31,	
	2001	2000
Trade accounts receivable	$12,635,194	$9,802,802
Less allowance for doubtful accounts	(194,192)	(200,068)
Trade accounts receivable, net	$12,441,002	$9,602,734

4. *Inventories*

Inventories consist of the following:

	December 31,	
	2001	2000
Raw materials	$ 936,356	$ 257,326
Work in process	2,499,440	446,834
Finished goods	4,296,373	1,121,893
Total inventories	$7,732,169	$1,826,053

5. *Fixed Assets, net*

Fixed assets consist of the following:

	December 31,	
	2001	2000
Furniture and equipment	$ 1,539,102	$ 1,569,248
Computer software and hardware	3,019,103	2,910,888
Laboratory and manufacturing equipment	8,616,639	8,552,550
Leasehold improvements	5,350,062	5,384,910
Fixed assets, gross	18,524,906	18,417,596
Less accumulated depreciation and amortization	(11,646,154)	(10,503,138)
Fixed assets, net	$ 6,878,752	$ 7,914,458

The Company recorded depreciation and amortization expense of $3,409,113, $3,174,338 and $3,010,462 for the years ended December 31, 2001, 2000 and 1999, respectively.

6. *Goodwill*

In late 1999, the Company acquired, for total consideration of $1.1 million, substantially all of the assets and intellectual property of IEP Group, Inc. (the "IEP Acquisition"). In connection with this transaction, the Company recorded goodwill of $803,000 representing the excess of the cost of the assets acquired over their estimated fair value. The pre-acquisition results of IEP were not material to the Company's results of operations. During the fourth quarter of 2001, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," the Company recorded a goodwill impairment loss of $643,000, based on its determination of fair-value of such goodwill. Prior to recording such impairment loss, the Company had recognized amortization expense of $80,000, for each of the years ended December 31, 2001 and 2000.

7. *Accrued Expenses*

The components of accrued expenses are as follows:

	December 31,	
	2001	2000
Employee commissions and bonuses	$ 4,085,003	$ 2,316,758
Managed care rebates and chargebacks	4,018,897	4,602,574
Expenses due under co-promotion agreement	3,600,000	378,427
Clinical studies	2,199,250	1,740,900
Royalties	1,858,563	644,382
Employee vacations	1,401,836	1,143,592
All other	7,691,877	4,527,086
Total accrued expenses	$24,855,426	$15,353,719

8. *Notes Payable to Shareholder*

On July 1, 1998, the Company entered into a $30 million credit facility (the "Credit Facility") with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder. On June 9, 2000, in order to reduce interest costs, the Company utilized the proceeds of the $20 million equity contribution from DuPont to pay-off borrowings made under the Credit Facility. In connection with this loan repayment, Mr. Jaharis agreed to continue to make available to the Company the full original borrowing capacity of the Credit Facility provided that future Company borrowings from Mr. Jaharis be first made from the existing borrowing capacity of Mr. Jaharis' other credit lines with Kos. All other terms of the Credit Facility remain in full force and effect. Borrowings under the Credit Facility, which totaled $10 million at December 31, 2001, bear interest at the prime rate (4.75% as of December 31, 2001), and are due December 31, 2002.

On September 1, 1999, the Company formally agreed to the terms of an additional $50 million funding arrangement initially committed to by Mr. Jaharis on October 7, 1998 (the "Supplemental Credit Facility"). On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two, $25 million, promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, have been transferred to Mrs. Jaharis. All other terms and conditions of the Supplemental Credit Facility remain unchanged. Borrowings under the Supplemental Credit Facility totaled

$50 million as of December 31, 2001, bear interest at the prime rate, are convertible (at $4.91 per share) into shares of the Company's Common Stock, and will be due December 31, 2003.

On December 21, 1999, Mr. Jaharis agreed to extend another $50 million loan to the Company (the "Standby Facility"). Borrowings made under the Standby Facility totaled $45 million as of December 31, 2001, are due June 20, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility. Borrowings made under the Standby Facility are not, however, convertible into shares of the Company's Common Stock. In lieu of a conversion feature, the Company granted to Mr. Jaharis non-detachable warrants to purchase up to 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximates the market value of the Company's Common Stock on the effective date of the Standby Facility. The warrants are exercisable at any time until June 30, 2006.

The Company recorded $6,081,000, $6,560,000 and $3,207,000 of interest expense for the years ended December 31, 2001, 2000 and 1999, respectively, related to its credit facilities with Mr. Jaharis.

9. Major Customers

Sales to customers that were at least 10% of the Company's gross sales are as follows:

	December 31,		
	[illegible]	2000	1999
Customer A	[illegible]	$13,113,597	$ 7,781,733
Customer B	[illegible]	17,611,515	12,376,801
Customer C	[illegible]	6,693,483	7,233,560
Total	[illegible]	$37,418,595	$27,392,094

10. Selected Quarterly Financial Information (Unaudited)

The following table summarizes selected quarterly financial data of the Company for the year ended December 31, 2001 and 2000 *(in thousands, except per share data)*:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
[illegible]					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2000					
Revenues, net	$ 13,366	$ 10,159	$16,559	$ 20,090	$ 60,174
Cost of sales	1,561	1,131	1,407	1,833	5,932
Operating expenses	21,679	19,627	21,080	20,905	83,291
Loss from operations	(9,874)	(10,599)	(5,928)	(2,647)	(29,048)
Net loss	(11,206)	(12,270)	(7,510)	(4,279)	(35,265)
Basic and diluted loss per share	$ (0.62)	$ (0.65)	$ (0.38)	$ (0.19)	$ (1.84)
Market prices per common share:					
High	$ 22.13	$ 18.56	$ 17.88	$ 25.13	$ 25.13
Low	$ 5.30	$ 10.00	$ 10.75	$ 13.63	$ 5.30

*Includes the effect of the BMS Payment, as more fully discussed in Note 2.

11. Commitments and Contingencies

Letter of Credit Facility

The Company is subject to the terms of a $3 million letter of credit facility with a bank (the "Letter of Credit Facility"). Under the terms of the Letter of Credit Facility, letters of credit outstanding must not exceed 90% of the Company's cash balance kept at such bank. As of December 31, 2001 and 2000, letters of credit outstanding totaled $1,460,000 and $1,551,000, respectively.

Purchase Commitments

During the normal course of its business, the Company enters into short term purchase commitments for the acquisition of goods and services needed to run its operations. As of December 31, 2001, the Company had open purchase commitments totaling $5,070,000.

Employment and Royalty Agreements

As of December 31, 2001, the Company had employment and/or royalty agreements with four of its officers, including a deferred compensation agreement with one of its officers providing for annual payments of not less than $400,000 per year for life upon the officer's retirement. The liability under this deferred compensation agreement is being accrued over the officer's remaining periods of employment so that, on the date of the officer's retirement, the then-present value of the annual payments will have been accrued. Salary and benefits expense recorded under the employment agreements totaled $1,326,000, $749,000 and $698,000, during the years ended December 31, 2001, 2000 and 1999, respectively.

The royalty agreements entitle two of these officers to royalties on sales of the Company's products, the aggregate amounts of which may not exceed $5,500,000. Royalty expense from these agreements during the years ended December 31, 2001, 2000 and 1999 was $842,000, $551,000 and $336,000, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

Future minimum payments under the employment agreements are as follows:

Year Ending December 31,	Amount
2002	$ 985,000
2003	860,000
2004	675,000
2005	675,000
2006	487,500
Thereafter	300,000
Total	$3,982,500

The Company, in connection with the IEP Acquisition, is also subject to a royalty consideration on net sales of future products developed by IEP utilizing technology acquired through such acquisition. In accordance with the terms of the IEP Acquisition, the Company is required to make minimum annual royalty payments of $50,000 commencing in 2002 through 2009.

Lease Commitments

The Company has various operating leases that expire through 2006 for the rental of office space, laboratory facilities, and vehicles. Future minimum commitments under these agreements are as follows:

Year Ending December 31,	Amount
2002	$3,233,000
2003	2,835,000
2004	1,948,000
2005	576,000
2006	291,000
Total	$8,883,000

As of December 31, 2001 and 2000, standby letters of credit of $1,232,000 were outstanding under the Letter of Credit Facility in favor of the lessors as collateral for these leases provided to the Company.

Rent and other expenses incurred under the operating leases were $4,234,000, $3,655,000 and $3,494,000, during the years ended December 31, 2001, 2000 and 1999, respectively.

Licensing Agreements

The Company has certain license agreements (the "License Agreements") with third parties (the "Licensees") for the development of future products. Under the License Agreements, the Company is required to make payments to the Licensees in order to secure exclusive rights to develop, manufacture, sell and/or sublicense future products developed through the License Agreements. In connection with the License Agreements, the Company recorded licensing expense of approximately $275,000, $250,000 and $135,000, for the years ended December 31, 2001, 2000 and 1999, respectively, and is reflected in "Research and development" in the accompanying consolidated statements of operations.

In order to maintain its rights under the License Agreements, the Company is required to pay certain future milestone payments and licensing fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment. The Company anticipates, based on the development efforts that have been conducted to date, that it will be required to make future minimum payments as follows:

Year Ending December 31,	Amount
2002	$155,000
2003	180,000
2004	275,000
2005	75,000
2006	75,000
Thereafter	150,000
Total	$910,000

On February 7, 1997, the Company entered into an agreement with an unaffiliated generic drug manufacturer pursuant to which the parties agreed to resolve the effects, as between themselves, of a potential interference proceeding by the United States Patent and Trademark Office by granting cross licenses under their respective patent applications and patents, regardless of whether such licenses would be required. In connection with this licensing agreement, the Company initially recognized $3,000,000 as a licensing expense for the year ended December 31, 1997. As further consideration for entering into the agreement, the Company agreed to pay the generic manufacturer certain royalties on the net sales of *Niaspan* subject to a cap on such royalty payments in the United States and a separate cap on such payments for sales outside the United States. The Company recorded $2,500,000, $2,500,000 and $1,682,000, of royalty expense from this agreement for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations. The Company has purchased the patents that were the subject of such original agreement and agreed to continue paying a royalty to the generic manufacturer on terms similar to those contained in the original agreement.

Sponsored Research

The Company has on-going research agreements with various universities and a research center. The Company is primarily responsible for funding the projects, and the university or research center is responsible for providing personnel, equipment, and facilities to conduct the research activities. Future minimum payments under the sponsored research agreements are as follows:

Year Ending December 31,	Amount
2002	$ 901,000
2003	410,000
Total	$1,311,000

The Company also funds, from time to time and at its sole discretion, other research programs conducted at other universities and research centers. Expenses recorded under the Company's sponsored research programs totaled approximately $536,000, $381,000 and $408,000, during the years ended December 31, 2001, 2000 and 1999, respectively, and are reflected in "Research and development" in the accompanying consolidated statements of operations.

Development Agreements

The Company has development agreements with various third parties (the "Development Agreements"). As dictated by the Development Agreements, the Company is responsible for funding all required development activities. In order to maintain its rights under the Development Agreements, the Company is required to pay certain future milestone payments and development fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment.

Expenses recorded under these and other development agreements totaled approximately $68,000, $193,000 and $380,000, during the years ended December 31, 2001, 2000 and 1999, respectively, and are reflected in "Research and development" in the accompanying consolidated statements of operations.

Contract Sales Organization

On December 17, 2001, the Company entered into an agreement with a contract sales organization (the "CSO"), whereby the CSO will provide the Company with an approximately 150-person field sales organization for a two-year term beginning on January 1, 2002 (the "Contract Sales Force Agreement"). The Contract Sales Force Agreement will complement the Company's existing sales force. Under the terms of the Contract Sales Force Agreement, the Company will pay the CSO a royalty based on net sales of the Company's *Niaspan* and *Advicor* products during a five-year period beginning January 1, 2002. The royalty amounts payable to the CSO are subject to a cumulative minimum of $45 million over the term of the Contract Sales Force Agreement, not to exceed $75 million over such contract term.

Further, in 2002, the Company also granted the CSO warrants to purchase 150,000 shares of the Company's Common Stock at $32.79 per share, which approximates the market value of the Company's Common Stock on the effective date of the Contract Sales Force Agreement. The warrants will vest equally over the two-year period during which the CSO will provide services to the Company. In accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the compensation cost associated with this warrant grant will initally be measured at date of issuance using the Black Scholes pricing model. The compensation cost will be re-measured subsequently, each reporting period, using the then applicable valuation assumptions, for increases or decreases in the quoted market value of the shares of the Company's Common Stock, until the last measurement date occurs (December 31, 2003). The compensation cost, as determined above, will be recognized by the Company as these warrants vest.

Employee Benefit Plans

The Company's Internal Revenue Code Section 401(k) Plan, known as the Kos Savings Plan, became effective on January 1, 1994. Each full-time employee who has completed at least 90 days of service with the Company and has attained age 21 is eligible to make pre-tax elective deferral contributions each year not exceeding the lesser of a specified statutory amount or 15% of the employee's compensation for the year. Beginning in 1999, the Company began matching employee contributions to the Kos Savings Plan. The Company's matching contribution to the Kos Savings Plan is made in the form of previously unissued Common Stock. The Company matches employee contributions up to 50% of an employee's 401(k) contribution, and not to exceed 3% of such employee's compensation or $5,000 per employee for any given year. An employee is always 100% vested in the employee's elective deferral contributions to the Kos Savings Plan and is vested up to 100% in the Company matching contribution portion of such plan at 25% vesting per year of employment. The Company recorded $587,000, $536,000 and $574,000, in expenses related to its match of employee contributions to the Kos Savings Plan for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

On February 15, 1999, the Company implemented the Kos Pharmaceuticals, Inc. 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, an eligible employee may purchase Common Stock at a 15% discount by contributing to the Stock Purchase Plan, through payroll deductions, up to 10% of such employee's annual compensation. Each employee's total contributions are limited to $25,000 per year. Employee payroll deductions are accumulated for six-month periods at the end of which shares of the Company's Common Stock are purchased under the Stock Purchase Plan. All full-time employees of the Company with at least 90 days of continuous service at the beginning of each six-month offering period are eligible to participate in that offering period. The Company has reserved 1,000,000 shares of Common Stock for future purchase by employees under the Stock Purchase Plan.

12. Shareholders' Deficit

Preferred Stock

The Company is authorized to issue 10,000,000 shares of undesignated preferred stock. Such shares of preferred stock may be issued by the Company in the future, without shareholder approval, upon such terms as the Company's Board of Directors may determine.

Stock Option Plan

During 1996, the Board of Directors of the Company adopted the Kos Pharmaceuticals, Inc. 1996 Stock Option Plan (the "Plan"). As of December 31, 2001, a maximum of 7,000,000 shares of Common Stock may be issued pursuant to stock options granted or to be granted under the Plan. All directors, officers, employees and certain related parties of the Company designated by the Board are eligible to receive options under the Plan. The maximum term of any option is ten years from the date of grant. All options expire within 30 days of termination of employment. The Plan is administered by a committee appointed by the Board of Directors of the Company.

Each outside director of the Company is granted an option to purchase 15,000 shares of Common Stock upon election to the Board, receives options to purchase 20,000 shares effective on each director's anniversary date and 5,000 shares effective on the date of the Company's Annual Shareholders' Meeting. The exercise price of such options is the fair market value of the underlying Common Stock on the date the option is granted. The Company considered the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") using the Black Scholes method to approximate the related charge to expense for all options granted to outside directors through June 30, 2000. Subsequent to June 30, 2000, the Company adopted the provisions of FIN 44, which allows grantors to account for options to outside directors under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). Assumptions for the calculation of charges associated with SFAS 123 include:

Grant Date	Volatility Rate	Risk-Free Interest Rate	Expected Dividends	Expected Term (Years)
1999	60.0	5.03	—	5
2000	72.5	6.28	—	5
2001	70.0	4.11	—	5

As of December 31, 2001, the Company had outstanding options to purchase 4,701,882 shares of Common Stock to employees, consultants, management and directors, including options granted prior to the implementation of the Plan. Detail of option activity is as follows:

		Exercise Prices	
	Number of Shares	Range	Weighted Average
Outstanding, December 31, 1998	2,857,215	$ 0.60–$27.25	$ 5.93
Granted	670,000	4.28– 7.25	5.39
Exercised	(56,375)	0.75– 5.06	2.21
Canceled	(393,000)	5.06– 11.16	6.78
Outstanding, December 31, 1999	3,077,840	0.60– 27.25	5.76
Granted	1,959,975	8.47– 22.22	15.97
Exercised	(472,968)	0.75– 11.16	4.47
Canceled	(204,260)	5.06– 19.88	7.26
Outstanding, December 31, 2000	4,360,587	0.60– 27.25	10.23
Granted	1,000,200	15.75– 36.50	20.27
Exercised	(374,672)	4.88– 19.88	6.21
Canceled	(284,233)	4.88– 32.58	14.54
Outstanding, December 31, 2001	4,701,882		

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Exercise Price
$0.60	300,000	4.5 years	$ 0.60	300,000	$ 0.60
4.28 to 6.24	1,014,973	6.5 years	5.18	741,746	5.10
6.59 to 8.47	432,167	5.1 years	7.06	422,792	7.05
9.94 to 14.81	1,126,040	7.4 years	12.44	482,995	11.88
15.00 to 20.69	1,520,852	8.9 years	17.94	233,905	18.48
24.68 to 36.50	307,850	9.3 years	28.11	23,000	25.02
	4,701,882	7.4 years	$12.43	2,204,438	$ 7.97

At December 31, 2001, 819,108 shares remain reserved for issuance under the Plan, and options to purchase 2,204,438 shares of Common Stock were exercisable, including options granted outside the Plan.

As permitted by SFAS No. 123, the Company accounts for options issued to employees and to outside directors (after June 30, 2000) under APB No. 25. Consequently, no compensation cost has been recognized on options issued to employees because the exercise price of such options was not less than the market value of the Common Stock on the date of grant. Compensation costs of $300,000 and $380,815 were recorded for the years ended December 31, 1999 and 1998, respectively, to reflect the cost associated with stock options granted to non-employees and to outside directors (through June 30, 2000).

Had compensation cost for options issued to employees been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been the "Pro Forma" amounts shown in the following table:

	For the Year Ended December 31,		
	2001	2000	1999
Net income (loss):			
As reported	$ 2,356,24[illegible]	$(35,265,022)	$(54,552,227)
Pro forma	(5,[illegible])	(39,425,660)	(57,537,053)
Net income (loss) per share:			
As reported:			
Basic	$ 0.[illegible]	$ (1.84)	$ (3.06)
Diluted	0.[illegible]	(1.84)	(3.06)
Pro forma:			
Basic	(0.27)	(2.05)	(3.22)
Diluted	(0.27)	(2.05)	(3.22)

Restricted Common Stock Grant

On April 26, 2001, the Company entered into an employment agreement with one of its officers (the "April Employment Agreement"). Under the terms of the April Employment Agreement, the Company made a restricted grant to the officer of 66,668 shares of Common Stock, valued at approximately $1,200,000, or $17.97 per share (the fair market of the Common Stock on the effective date of the agreement). The restricted stock grant vests 25% on each anniversary date of the April Employment Agreement. The Company recorded $203,000 of compensation expense related to the April Employment Agreement for the year ended December 31, 2001, and is included in "Selling, general and administrative" in the accompanying consolidated statements of operations.

13. Legal Proceeding

On August 5, 1998, a purported class action lawsuit was filed in the United States District Court for the Northern District of Illinois, Eastern Division, against the Company, the members of the Company's Board of Directors, certain officers of the Company, and the underwriters of the Company's October 1997 offering of shares of Common Stock. In its complaint, the plaintiff asserts, on behalf of itself and a putative class of purchasers of the Company's Common Stock during the period from July 29, 1997, through November 13, 1997, claims under: (i) sections 11, 12(a)(2) and 15 of the Securities Act of 1933; (ii) sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder; and (iii) for common law fraud, negligent misrepresentation and breach of fiduciary duty. The claims in the lawsuit relate principally to certain statements made by the Company, or certain of its representatives, concerning the efficacy, safety, sales volume and commercial viability of the Company's *Niaspan* product. The complaint sought unspecified damages and costs, including attorneys' fees and costs and expenses. Upon motion by the Company, the case was transferred to the United States District Court for the Southern District of Florida. The Company and the individual Kos defendants filed a motion to dismiss the complaint on January 7, 1999. On May 24, 1999, the United States District Court for the Southern District of Florida dismissed the lawsuit with prejudice. The plaintiffs filed an appeal on June 7, 1999, with the United States Circuit Court of Appeals for the 11th Circuit. The outcome of the litigation cannot yet be determined. Accordingly, no provision for any liability that may result from these matters has been recognized in the accompanying consolidated financial statements. There can be no assurance, however, that the outcome of this litigation will not have a material adverse effect on the Company's business, results of operations, and financial condition.

14. Subsequent Event

On January 15, 2002, the Company utilized $10 million and $15 million of the BMS Payment to paydown its outstanding indebtedness under the Credit Facility and the Standby Facility, respectively. As such, total borrowings outstanding under the Company's credit facilities with Mr. Jaharis totaled $80 million as of January 15, 2002.

Report of Independent Certified Public Accountants

To the Shareholders of Kos Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Kos Pharmaceuticals, Inc. (a Florida corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kos Pharmaceuticals, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Miami, Florida
February 7, 2002

Corporate Information

Corporate Headquarters

1001 Brickell Bay Drive, 25th Floor
Miami, Florida 33131-4940
(305) 577-3464
(305) 577-4596 Fax
www.kospharm.com

Shareholder Information

Shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting the Company at (305) 523-3658 or by visiting the Company's website at www.kospharm.com

Transfer Agent

American Stock Transfer & Trust Company
Shareholder Relations Department
40 Wall Street, 46th Floor
New York, New York 10005
(800) 937-5449
(718) 236-2641 Fax

Independent Accountants

Arthur Andersen LLP
1111 Brickell Avenue, Suite 1700
Miami, Florida 33131

Corporate Counsel

Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441

Kos' shares Trade on The Nasdaq Stock Market® under the symbol KOSP

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, April 25, 2002, at 10:30 a.m. local time, at JW Marriott Hotel, 1111 Brickell Avenue, Miami, Florida.

Board of Directors

Michael Jaharis
Chairman Emeritus

Daniel M. Bell
Chairman of the Board

Robert E. Baldini
Vice Chairman of the Board

Adrian Adams
President and Chief Executive Officer

John Brademas, Ph.D.
President Emeritus of New York University

Steven Jaharis, M.D.
Family Practitioner, Evanston Northwestern Healthcare

Louis C. Lasagna, M.D.
Dean of Sackler School of Graduate Biomedical Sciences, Tufts University School of Medicine

Nicolaos E. Madias, M.D.
Executive Academic Dean, Tufts University School of Medicine

Mark Novitch, M.D.
Professor of Health Care Sciences, George Washington University

Frederick B. Whittemore
Advisory Director, Morgan Stanley Dean Witter

Corporate Officers

Adrian Adams
President and Chief Executive Officer

David J. Bova
Senior Vice President, Research and Development

Richard A. King
Senior Vice President, Commercial Operations

Christopher P. Kiritsy
Senior Vice President, Chief Financial Officer

Mark E. McGovern, M.D., FACC, FACP
Senior Vice President, Chief Medical Officer

Frederick A. Sexton
Senior Vice President, Technical Operations and Product Development

Marvin F. Blanford, Pharm.D.
Vice President, Compliance

Eugenio A. Cefali, Pharm.D., Ph.D.
Vice President, Clinical Development

Anthony J. Cutie, Ph.D.
Vice President, Aerosol Business Development

David L. Heatherman
Vice President, Managed Care

Christopher J. Rieder
Vice President, Information Technology

Juan F. Rodriguez
Vice President, Controller

Susan E. Taylor
Vice President, Human Resources

Michael L. Tilbury
Vice President, Sales

Designed by Curran & Connors, Inc. / www.curran-connors.com

KOS

Pioneering Medicines for a Better Life.™







Kos Pharmaceuticals, Inc.
1001 Brickell Bay Drive,
25th Floor,
Miami, FL 33131
phone: 305-577-3464
fax: 305-577-4596
www.kospharm.com